Form 51-102F3
Material Change Report

PART 1	GENERAL INSTRUCTIONS AND INTERPRETATION

(a)	Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)	Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)	Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)	Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51- 102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51- 102, refer to section 1.4 of Companion Policy 51-102CP.

(e)	Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2	CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

WESTERN COPPER CORPORATION
2050-1111 West Georgia Street
Vancouver, B.C. V6E 4M3
Canada

Item 2	Date of Material Change

The date of material change is October 27, 2006.

Item 3	News Release

The date of the news release issued pursuant to section 7.1 of National Instrument 51–102 with respect to the material change disclosed in this report is October 27, 2006.

Item 4	Summary of Material Change

Western Copper Corp. (TSX: WRN) (“Western”) and Lumina Resources Corp. (TSX: LUR) (“Lumina”) have signed a definitive Arrangement Agreement under which Western will acquire, through a previously announced Plan of Arrangement, all of the outstanding shares of Lumina.

Item 5	Full Description of Material Change

DEFINITIVE ARRANGEMENT AGREEMENT SIGNED BY WESTERN COPPER AND LUMINA RESOURCES

VANCOUVER, BRITISH COLUMBIA – Today it is announced that Western Copper Corp. (TSX: WRN) (“Western”) and Lumina Resources Corp. (TSX: LUR) (“Lumina”) have signed a definitive Arrangement Agreement under which Western will acquire, through a previously announced Plan of Arrangement, all of the outstanding shares of Lumina.

As stated in the Agreement, each Lumina shareholder holding shares at market close on the closing date of the Plan of Arrangement, will receive one common share of Western Copper for each Lumina share.

Complete details of the Plan of Arrangement will be included in the information circular expected to be sent to Lumina shareholders on October 30, 2006 to those who are Lumina shareholders of record as of October 18, 2006. A special meeting of Lumina shareholders will take place on November 24, 2006 in order to vote on the transaction. Subsequent to approval at the shareholder meeting and receipt of regulatory and court approvals, the transaction is expected to close by November 29, 2006.

Lumina Resources is a publicly traded mineral exploration company focused on discovering and developing copper, gold and molybdenum at its three Canadian properties including Hushamu in British Columbia, Casino in the Yukon Territory and Redstone in the Northwest Territories.

Western Copper Corp. holds approximately C$38 million in cash, the 100% owned Carmacks Copper Project in the Yukon Territory and the early-stage Sierra Almoloya exploration project in the Central Mexican Silver Belt in Chihuahua State, Mexico which is currently being explored by the optionee.

On behalf of Western Copper and Lumina Resources,

“Dale Corman”
F. Dale Corman
Chairman and C.E.O.,
Western Copper Corp.

and

“David Strang”
President and C.E.O., Lumina Resources

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX has not reviewed or accepted responsibility for the adequacy of the contents of this news release, which has been prepared by management.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

David Jensen, Vice President of Corporate Development, Tel: (604) 684-9497.

Item 9	Date of Report

This Report is dated October 27, 2006.

Item 10	Statement of Senior Officer

The undersigned, Vice-President of Corporate Development of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. as of the 27th day of October, 2006.

“David Jensen”